UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 001-35329

Alio Gold Inc.

(Translation of registrant's name into English)

Suite 507 – 700 West Pender Street, Vancouver, BC V6C 1G8.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ]	Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alio Gold Inc.
(Registrant)

Date: July 5, 2018	/s/ Greg McCunn
Greg McCunn
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated July 5, 2018 - Alio Gold Announces Restructuring of Existing Debt Facility